EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$(4,364)	$3,468	$3,020	$2,922	$(27,763)
Plus: Income Taxes	(2,476)	2,248	2,313	2,343	(13,737)
Fixed Charges	4,757	10,676	17,093	18,259	19,594
Earnings Available for Fixed Charges	(2,083)	16,392	22,426	23,524	(21,906)

Fixed Charges:
Interest Expense	4,450	10,273	16,687	17,837	18,918
Estimate Portion of Rental Expense Equivalent to Interest	307	403	406	422	676
Total Fixed Charges	4,757	10,676	17,093	18,259	19,594

Ratio of Earnings to Fixed Charges	-0.4	1.5	1.3	1.3	-1.1

Calculation of Rental Expense Equivalent to Interest
Rental Expense	921	1,209	1,217	1,265	2,028
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	307	403	406	422	676